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                              May 26, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

       Venus Acquisition Corp

                                                        Re: Venus Acquisition
Corp
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-257518

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to a prior comment is to a comment in our March 30, 2022 letter.

       Amendment No. 6 to Form S-4 filed May 12, 2022

       Cover Page

   1. We note that you have no longer operated the business involving foreign investment restrictions since
March 1, 2022 and, as a result, have terminated the VIE agreements.
                                                        Please revise here to
clarify which line of business you no longer operate and whether there is any
uncertainty as to whether your current operations may be deemed to involve a business that is
subject to foreign investment restrictions. Also, as it appears the VIE held certain Internet
Content Provision licenses, please tell us how it was determined that these
 Yanming Liu
Venus Acquisition Corporation
May 26, 2022
Page 2
      licenses are no longer necessary for your business. Lastly, clarify whether the termination of this line of business has had, or is expected to have, material impacts on the company.
Summary of the Proxy Statement/Prospectus, page 11

2. Revisions made in response to prior comment 9 indicate that the date to complete a business combination was extended to May 11, 2022. Please revise to clarify whether a further extension was received.
General

3.    We note that you exclude Taiwan, Hong Kong and the Macao Special
Administrative
      Region from your definition of China or PRC. Please revise to remove these exclusions from this definition.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameYanming Liu
                                                           Division of
Corporation Finance
Comapany NameVenus Acquisition Corporation
                                                           Office of Technology
May 26, 2022 Page 2
cc:       Bill Huo, Esq.
FirstName LastName